August 30, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (412) 762-4507

Richard J. Johnson
Chief Financial Officer
PNC Financial Services Group, Inc.
One PNC Plaza
249 Fifth Avenue
Pittsburgh, Pennsylvania 15222-2707

**Re: PNC Financial Services Group, Inc.
Form 10-K filed March 15, 2006
File No. 001-09718**

Dear Mr. Johnson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Key Strategic Goals, page 19

1.   We note you state the merger transaction between Merrill Lynch's investment management business and BlackRock will *decrease* PNC's investment in BlackRock from 80% to 34% and *increase* PNC's investment in BlackRock resulting in an after-tax gain of approximately $1.6 million.   We understand you have filed a pre-submission

consultation with the Office of the Chief Accountant of the Division of Corporation Finance regarding your proposed accounting for gain recognition on the sale of BlackRock's new common shares under SAB 5-H.   We will consider the resolution of these accounting issues and may have additional comments related to this transaction.

2002 BlackRock Long-Term Retention and Incentive Plan, page 43

2.   We refer to the statement that the pre-tax charges of $110 million recorded in 2004 in connection with the LTIP include a pro rata share of the *estimated dilution* of PNCs investment in BlackRock that is expected to occur when PNC transfers the shares of BlackRock owned by PNC to fund a portion of the LTIP awards that is expected to occur in 2007. Please tell us and revise this section in future filings to describe the economic basis and authoritative accounting literature that supports you inclusion in 2004 of a portion of the estimated dilution of your investment in BlackRock which is expected to occur in 2007.

Consolidated Statement of Cash Flows, page 68

3.   We refer to the "Other" line item in the "Net cash (used) provided by operating activities" section for $1.140 billion or 86% of the net income for the year ended December 31, 2005.   Please tell us and in future filings revise this line item to disclose the major individual accounts and related balances that are included.

Note 1, Accounting Policies, page 69

Revenue Recognition, page 70

4.   We refer to the statement that *in certain circumstances*, revenue is reported net of associated expenses according to applicable accounting guidance and industry practice. In this regard, please tell us and disclose in future filings:

-   the specific circumstances in which this net presentation is considered appropriate;
-   the specific revenue line items that have been recorded on a net basis; and
-   the authoritative accounting literature that permits this net presentation.

Loans and Leases, page 71

5.   We refer to the statement that interest income related to loans is credited to net interest income *as earned*. In future filings, please state if the Company is using the interest method as required by paragraph 8.77 of the *AICPA Audit and Accounting Guide for Depository and Lending Institutions.* If the Company uses a method other than the interest method to record interest earned, please state the method used and the extent to which it produces results materially different than the interest method.

6.   Please state in this note in future filings the extent to which the method used to amortize loan origination and other fees, which approximates the interest method, results in materially different results than if the interest method had been used. Similar disclosure should be provided in future filings with respect to the recognition of income from leases over the term of the lease using methods that approximate the interest method. Refer to paragraph 5 of SFAS 91.

Nonperforming Assets, page 72

7.   Please tell us and disclose in future filings the basis for classifying well secured residential real estate loans as non-accrual at *12 months past due* and not during earlier periods. Tell us and discuss in future filings the timing of the following measures related to collateralized non-performing assets:

   •   When the appraisal of the underlying collateral of the loan is performed to determine if it is well secured or if there have been impairments to the fair value of the collateral.

   •   When legal procedures are initiated for repossessing the underlying collateral of these loans.

   •   When the collateral of the loan is transferred to Other Real Estate Owned for subsequent disposition.

   •   How your accounting complies with the guidelines of your primary regulators.

Note 2, Acquisitions, page 77

8.   We refer to the acquisition of Harris Williams & Co. on October 11, 2005 which you state is one of the largest firms that provides merger and acquisition advisory services. Please tell us and disclose in future filings the total purchase price of the acquisition and, if material, disclose the formation required by paragraph 51 of SFAS 141.   Provide us with the computations you used to determine if audited financial statements and pro forma financial information of Harris Williams are required under Article 3-05 and Article 11 of Regulation S-X and the pro forma presentation requirements are necessary.

Note 3, Variable Interest Entities, page 78

9.   We refer to the Market Street, a non-consolidated VIE in 2005 with a risk of loss to PNC of $5.089 billion which was previously a consolidated VIE in 2004.   Please explain to us the analysis you performed which supports your position that you are not the primary beneficiary under FIN 46R in 2005 of this ABCP conduit based on the issuance of a Note for $4.6 million by Market Street whose proceeds were placed in a first loss reserve

account to reimburse losses incurred by PNC and other providers under the liquidity
facilities and credit enhancement arrangements. Consider in your response the following:

- The maximum amount of reimbursement for losses under the first loss reserve is $4.6
  million which is significantly less than the $5.089 billion risk of loss to PNC related
  to the Market Street VIE.

- The first loss reserve account for $4.6 million is to reimburse losses of Market Street,
  other providers and PNC and therefore may be used in its totality by providers other
  than PNC, therefore leaving it at a significant risk of loss position with respect to
  Market Street.

- PNC provides administrative services and also provides a portion of the program-
  level credit enhancement and the *majority* of the liquidity facilities to Market Street.

- Credit enhancement is provided to Market Street by PNC Bank through a loan facility
  that expires March 25, 2010.

- PNC considers, *for the most part*, it is not required to fund under the liquidity
  facilities if Market Street assets are in default but still has funding requirements
  which could be substantial considering the $5.089 billion risk of loss.

Note 26, Subsequent Events, page 112

10.   We note that as a result of the merger between Merrill Lynch's investment business and
       BlackRock the ownership interest of PNC in BlackRock will be reduced from 70% to
       34% and Merrill Lynch will own a 49% economic interest. In this regard, starting with
       your Form 10-Q as of September 30, 2006, please state in the notes to the financial
       statements:

- The basis for stating in the Form S-4 of New BlackRock that BlackRock is the
  acquiring entity considering Merrill Lynch will receive the larger portion of the
  voting rights in New BlackRock and would be considered the accounting acquirer
  under paragraph 17.a of SFAS 141.

- The facts and circumstances described in paragraph 17 of SFAS 141 that supports the
  Company's conclusion that BlackRock had the governance system that has the most
  influence in the combined entity and overrides the presumption that the entity that has
  the voting control is the accounting acquirer.

*   *   *

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.   Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Edwin Adames (Senior Staff Accountant) at (202) 551-3447 or me at (202) 551-3492 if your have any questions regarding these comments.

Sincerely,

John P. Nolan
Accounting Branch Chief